Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated August 19, 2026 relating to the Common Stock, par value $0.001 per share, of Grocery Outlet Holding Corp. shall be filed on behalf of the undersigned.

PERTENTO PARTNERS LLP By: /s/ Eduardo Marques
Name: Eduardo Marques
Title: Managing Partner

PERTENTO ADVISORS LLC By: /s/ Eduardo Marques
Name: Eduardo Marques
Title: Authorized Person

EDUARDO MARQUES By: /s/ Eduardo Marques